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As filed with the Securities and Exchange Commission on May 27, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

TENNESSEE COMMERCE BANCORP, INC.
(Exact name of registrant as specified in its charter)

Tennessee (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	62-1815881 (I.R.S. Employer Identification Number)

381 Mallory Station Road, Suite 207
Franklin, Tennessee 37067
(615) 599-2274
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Frank Perez
Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road, Suite 207
Franklin, Tennessee 37067
(615) 599-2274
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:
E. Marlee Mitchell Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 Nashville, Tennessee 37219 (615) 244-6380	Ralph F. MacDonald III Jones Day 1420 Peachtree Street, N.E., Suite 800 Atlanta, Georgia 30309 (404) 521-3939

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, $0.50 par value per share	$50,000,000	$3,565

(1)
Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject To Completion, Dated May 27, 2010

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

                 Shares

Common Stock

        We are offering                                    shares of our common stock, par value $0.50 per share. Our common stock is listed on the NASDAQ Global Market under the symbol "TNCC." On May 26, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $8.85 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Tennessee Commerce Bancorp, Inc. (before expenses)	$	$

        The underwriters also may purchase up to an additional                                    shares of our common stock at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus to cover over-allotments, if any.

        These shares of common stock are not savings accounts, deposits or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        You should read this prospectus carefully before you make a decision to invest in our common stock. Investing in our common stock involves substantial risk. See the section entitled "Risk Factors," beginning on page 11 of this prospectus for certain risks and uncertainties you should consider.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the common stock to purchasers on or about                                    , 2010.

Macquarie Capital

The date of this prospectus is                                    , 2010

i

FORWARD-LOOKING STATEMENTS

        Certain statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "believe," "anticipate," "intend," "plan," "estimate," "continue," "should," "could," "would" and other comparable terms. These forward-looking statements are based on the current plans, assumptions and expectations of our management and are subject to a number of risks and uncertainties, including those set forth below, which could significantly affect our current plans and expectations and future financial condition and results.

        While it is not possible to identify all of these factors, we face many risks and uncertainties that could cause actual results to differ from those expressed or implied by those forward-looking statements, including:

  •
  the effects of future economic, business and market conditions and changes, domestic and foreign, that may affect general economic conditions;

  •
  governmental monetary and fiscal policies;

  •
  legislative and regulatory changes, including changes in banking, securities and tax laws, regulations and policies and their application by our regulators, and changes in the scope and cost of Federal Deposit Insurance Corporation, or FDIC, insurance and other coverage;

  •
  negative developments in the financial services industry and U.S. and global credit markets;

  •
  the effect of capital constraints on our pace of growth and our ability to raise additional capital when needed, and legislation pending in Congress that may change the definition and amounts of minimum capital required of banking institutions;

  •
  the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand and the values and liquidity of loan collateral, securities and interest-sensitive assets and liabilities;

  •
  fluctuations in non-interest income, including limitations on bank fees and charges contained in legislation pending in Congress;

  •
  the financial health of the local economies in which we do business;

  •
  our concentration of commercial and industrial loans;

  •
  the sufficiency of our current sources of funds;

  •
  our use of internet and brokered deposits;

  •
  informal or formal enforcement actions to which we may become subject;

  •
  our reliance on key personnel;

  •
  changes in accounting policies, rules and practices;

  •
  changes in borrower credit risks and payment behaviors;

  •
  changes in the availability and cost of credit and capital in the financial markets;

  •
  changes in the prices, values and sales volumes of real and personal property that we need to dispose of following foreclosure;

  •
  the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates;

  •
  certain risks related to mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

  •
  changes in technology or products that may be more difficult and costly or less effective than anticipated;

  •
  the payment and liquidation rights of holders of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or Series A Preferred Stock, and holders of our subordinated debentures;

  •
  any future issuances of our common stock or other equity securities;

  •
  reductions in our deferred tax assets;

  •
  reductions in the amount of net operating loss carryforwards, or NOLs, that we may be able to utilize for income tax purposes; and

  •
  other factors and risks described under "Risk Factors" in this prospectus and in any of our reports filed with the Securities and Exchange Commission, or the SEC, under the Exchange Act that are incorporated by reference in this prospectus.

        We caution you that the factors listed above, as well as the risk factors contained or incorporated by reference in this prospectus, may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such new risks, nor can we assess the impact, if any, of such new risks on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statements.

        All forward-looking statements attributable to us or persons acting on our behalf apply only as of the respective dates of such statements and are expressly qualified in their entirety by the cautionary statements contained in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements, which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by applicable law. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this prospectus.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell, or a solicitation of an offer to purchase, these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any other documents incorporated by reference is accurate only as of the date of the applicable document.

        Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Tennessee Commerce Bancorp, Inc.," the "Company," "we," "us," "our" or similar references refer to Tennessee Commerce Bancorp, Inc., a bank holding company incorporated in Tennessee. References to "Tennessee Commerce Bank" or the "Bank" mean our wholly owned banking subsidiary.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC's website at www.sec.gov and on our corporate website at www.tncommercebank.com. The information on our corporate website is not part of this prospectus.

        This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

        The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

        We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed "furnished" in accordance with SEC rules:

  •
  our annual reports on Form 10-K and Form 10-K/A for the year ended December 31, 2009;

  •
  our quarterly report on Form 10-Q for the quarterly period ended March 31, 2010;

  •
  our current reports on Form 8-K and/or 8-K/A filed with the SEC on March 18, 2010, May 21, 2010, May 24, 2010 and May 25, 2010;

  •
  our definitive proxy statement on Schedule 14A filed with the SEC on April 16, 2010; and

  •
  the description of our common stock and preferred stock contained in our registration statement on Form 10, filed with the SEC on April 29, 2005, and any other amendment or report filed for the purpose of updating such description.

        You can obtain copies of the documents incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road, Suite 207
Franklin, Tennessee 37067
(615) 599-2274

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the "Risk Factors" section of this prospectus to determine whether an investment in the common stock is appropriate for you.

About Tennessee Commerce Bancorp, Inc.

        Tennessee Commerce Bancorp, Inc., a Tennessee corporation founded in 2000, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Through our wholly owned banking subsidiary, Tennessee Commerce Bank, we serve the banking needs of small and medium-sized businesses, entrepreneurs and professionals in the Nashville metropolitan statistical area, or the Nashville MSA, as well as the financing needs of certain national and regional equipment vendors and financial services companies. We primarily conduct business from a single location in the Cool Springs commercial area of Franklin, Tennessee, 15 miles south of Nashville, Tennessee. We also operate three loan production offices — one in each of Birmingham, Alabama, Minneapolis, Minnesota and Atlanta, Georgia.

        Williamson County, where we are headquartered, is a suburban county in Tennessee that has a large and varied economic base. According to the Williamson County Office of Economic Development, Williamson County has a workforce comprised of 21% entrepreneurs, a median income among the highest of the nation's counties (17th) and an unemployment rate below the Tennessee state and national averages.

        We offer a full range of competitive retail and commercial banking services to local customers in the Nashville MSA. Our deposit services include a broad offering of checking accounts, savings accounts, money market investment accounts, certificates of deposits and retirement accounts. Our lending services include commercial loans to small and medium-sized businesses and professionals, consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction loans and letters of credit.

        We are subject to the supervision of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, and Tennessee Commerce Bank is subject to the regulatory authority of the Department of Financial Institutions of the State of Tennessee, or the TDFI, and the FDIC.

        As of March 31, 2010, we had:

  •
  total assets of $1.4 billion;

  •
  total deposits of $1.2 billion;

  •
  net loans of $1.2 billion; and

  •
  total shareholders' equity of $98.4 million.

        Our common stock is listed on the NASDAQ Global Market under the symbol "TNCC."

Our Business Strategy

        We are primarily a commercial lender focused on secured loans in the middle-market business segment. Our client base consists largely of local owner-managed businesses, entrepreneurs and professionals. We have been lending to this commercial segment for over a decade, and our business is built around long-term client relationships. We focus on understanding our clients' businesses and cash flows, and establishing well-secured loans. We also have expertise in asset-based lending, equipment finance and tax-advantaged lending. While we may not be the lowest cost provider in our markets, we have successfully attracted and retained customers as a result of our service-oriented business model, tailored products and long-term relationships. In addition, our lenders have extensive experience, with an average tenure of 28 years in the financial services lending business.

        The following is a breakdown of our loan portfolio by loan type at March 31, 2010:

Loan Type	% of Total
Commercial and industrial	54.9%
Real estate: Commercial(1)	22.6
Real estate: Construction	11.4
Tax leases	7.0
Real estate: 1-4 family	3.7
Consumer	0.3

Total	100.0%

(1)
Commercial real estate loans primarily represent commercial and industrial loans collateralized by commercial real estate.

        Our commercial loans are generally well-secured by a variety of collateral, including commercial real estate, inventory, accounts receivable, transportation assets and personal guarantees. Management believes that we maintain conservative underwriting standards, as well as conservative loan-to-value ratios.

        Our specialty lending business represents an attractive growth opportunity in the large-ticket, specialized equipment segment. Collateral for large-ticket loans includes, among other things, information technology, rail, item processing, oil and gas, construction, transportation and medical assets. Fewer competitors are lending to this segment because of capital constraints, coupled with the disruption in the asset-backed securitization market, both of which create lending opportunities for us at higher spreads. Management believes that the depth of our asset-based lending expertise and established infrastructure creates a significant competitive strength.

        In the long term, management believes we also have attractive opportunities in the small-ticket specialized equipment segment, including more lending opportunities through U.S. Small Business Administration loan programs. Collateral for small-ticket loans includes, among other things, trailers, construction, service vehicles, machine tool, plastic injection, telecommunication and manufacturing assets. Management expects reduced competition in this segment, resulting in higher returns. Certain underwriting and collateral depreciation assumptions have become more stringent under these programs, however, which could hamper demand.

        We also see opportunities to develop further or invest in fee-generating businesses that complement our existing commercial loan business, including commercial lines insurance and wealth management.

        Finally, we continue to evaluate asset and deposit acquisition opportunities throughout our current market area as well as in contiguous states.

        Our deposit strategy has focused on cross-selling to our existing borrowing customers, expanding our distribution channels to attract non-borrowing deposit clients, and investing in electronic banking capabilities, including internet and mobile banking. As a result of these initiatives, core deposits increased $251.9 million or 48.3% between March 31, 2009 and March 31, 2010, including a $38.8 million increase experienced during the first quarter of 2010.

Recent Developments

  Results of Operations for the Three Months Ended March 31, 2010

        Net income for the first quarter of 2010 was $1.4 million ($1.7 million before preferred dividends) compared to a net loss of $2.7 million ($2.2 million before preferred dividends) reported for the first quarter of 2009. Diluted earnings per common share for the first quarter of 2010 were $0.24 compared to a loss of $0.56 for the first quarter of 2009. Net interest income of $13.2 million for the first quarter of 2010 represented an improvement of 34.6% compared to $9.8 million for the first quarter of 2009. As a result of the improvement in net interest income, the net interest margin improved to 4.25% for the first quarter of 2010 compared to 3.39% for the same period in 2009 and 4.18% for the fourth quarter of 2009. Funding costs for deposits decreased 113 basis points for the first quarter of 2010 compared to the first quarter of 2009, while the yield on loans decreased only 15 basis points over the same periods. Funding costs decreased 21 basis points for the first quarter of 2010 compared to the fourth quarter of 2009, while our yield on loans decreased only eight basis points. These positive changes contributed to the 86 basis-point increase in our net margin for the first quarter of 2010 compared to the first quarter of 2009 and the seven basis-point improvement compared to the fourth quarter of 2009. This improvement represents the fifth consecutive quarter of net interest margin expansion and is a direct reflection of our continued focus on driving down our cost of funds and maintaining loan yields.

        Total loans were up 1.3% from December 31, 2009 to $1.2 billion at March 31, 2010, while total assets were essentially flat at $1.4 billion at both dates. This performance reflects our strategy of slowing growth in order to enhance our capital position given the current economic climate.

        Non-interest income was approximately $687,000 for the first quarter of 2010 compared with a non-interest loss of $1.4 million for the fourth quarter of 2009 and non-interest income of approximately $27,000 for the first quarter of 2009. Non-interest expense increased to $6.5 million for the first quarter of 2010, compared to $4.9 million for the first quarter of 2009. Approximately $472,000 of this increase was attributable to increased loan expense and collection costs, approximately $366,000 was attributable to increased personnel expenses resulting from the addition of ten employees since the first quarter of 2009 and approximately $230,000 was attributable to increased data processing fees.

  Asset Quality

        Non-performing assets increased to $41.5 million at March 31, 2010 compared to $39.0 million at March 31, 2009, which represented the peak level for 2009, and $21.3 million at December 31, 2009. In addition, repossessed assets, mainly transportation assets, increased by $3.0 million from December 31, 2009 to $39.9 million at March 31, 2010. Our non-performing assets typically increase during the first quarter and subsequently decrease throughout the remainder of the year. The first quarter historically represents the toughest quarter for the transportation-sensitive assets in our portfolio. As a result, we typically extend the holding period of any such repossessed assets beyond the first quarter to enhance the recovery value. In addition to the seasonal factors, the remainder of the increase was from three separate loans for which we are under-secured and have established appropriate reserves.

        The loan loss provision of $4.6 million for the first quarter of 2010 exceeded the net charge-offs of $4.4 million, resulting in a loan loss provision to net charge-off ratio of 104.5%. The allowance for loan losses at March 31, 2010 was $20.1 million, or 1.7% of total loans. The coverage ratio of allowance for loan losses to non-performing loans at March 31, 2010 was 48.5%.

  Capital Ratios and Tangible Common Book Value Per Share

        The Bank continues to exceed the well-capitalized regulatory guidelines under federal regulations applicable to the Bank. At March 31, 2010, total risk-based capital was 10.82% for the Company and 10.72% for the Bank, and Tier 1 capital was 9.56% for the Company and 9.46% for the Bank. Our tangible common book value per share increased to $12.09 at March 31, 2010 from $11.73 at December 31, 2009.

  Supervision and Regulation

        Given the current economic and regulatory environment, banking regulators, including the Federal Reserve Board, the FDIC and the TDFI, have been directing greater scrutiny of banks with high levels of concentrations in certain loan categories. Because of our high concentration in commercial and industrial loans, we are among the banks subject to such greater regulatory scrutiny. While the Bank was categorized as "well capitalized" under existing regulations at June 30, 2009 and has remained "well capitalized" at the end of each quarter since that date, we anticipate that the Bank's regulators will require the Bank to maintain higher capital levels than minimum levels required by existing regulations. Following the delivery to us of a Joint Report of Examination from the FDIC and the TDFI in January 2010 in connection with the regularly scheduled examination of the Bank in July 2009, each of the FDIC, together with the TDFI, and the Federal Reserve Board has indicated that it is considering an informal enforcement action in the form of a memorandum of understanding.

        In anticipation of our regulators directing us to maintain higher levels of capital, the board of directors of the Bank adopted a series of resolutions putting into place responsive measures to strengthen the Bank's capital position and overall balance sheet. These measures included (i) maintaining certain capital levels exceeding the minimum levels required under current regulations to be "well capitalized," (ii) making provisions to increase our allowance for loan and lease losses and (iii) reducing the level of classified assets.

        We anticipate that the net proceeds of this offering will allow the Bank to exceed the potential higher capital levels required by our regulators.

  Litigation Update

        On March 17, 2010, the United States Secretary of Labor, or the Secretary, acting through the Regional Administrator for the Occupational Safety and Health Administration, issued a preliminary order to reinstate our former Chief Financial Officer. We appealed the Secretary's preliminary order and the appeal is currently scheduled to be heard by an Administrative Law Judge in August 2010.

        On May 17, 2010, the Secretary filed a complaint in the United States District Court for the Middle District of Tennessee requesting that a temporary restraining order and preliminary injunction be issued to enforce the Secretary's preliminary order. On May 17, 2010, we filed a motion to dismiss the Secretary's complaint on the grounds that the district court lacked the necessary subject matter jurisdiction to enforce the Secretary's preliminary order. On May 19, 2010, the district court issued an order denying our motion to dismiss and issued a temporary restraining order and preliminary injunction instructing us to reinstate our former Chief Financial Officer to his former position, with back pay, restoration of benefits and attorney fees. We appealed the preliminary injunction to the United States Court of Appeals for the Sixth Circuit and filed a motion with the Sixth Circuit to stay the temporary restraining order and preliminary injunction. On May 25, 2010, the Sixth Circuit Court of Appeals granted our motion to stay. As a result, the district court's temporary restraining order and preliminary injunction that reinstated our former Chief Financial Officer is no longer in effect. We deny any liability to our former Chief Financial Officer, any violation of any law and any breach of any contract and intend to contest vigorously all allegations brought by our former Chief Financial Officer in administrative and judicial forums.

  Executive Compensation

        Consistent with past practice, we plan to grant restricted shares of our common stock having an aggregate grant date fair value of $1.17 million to certain of our officers under our 2007 Equity Plan, effective as of June 1, 2010, for past service. As part of such award, we will grant to each "Named Executive Officer," as that term is defined in our definitive proxy statement on Schedule 14A filed with the SEC on April 16, 2010, the number of restricted shares having a grant date fair value as follows:

Named Executive Officer	Grant Date Fair Value
Michael R. Sapp	$250,000
H. Lamar Cox	200,000
Frank Perez	125,000

Company Information

        Our principal executive offices are located at 381 Mallory Station Road, Suite 207, Franklin, Tennessee 37067, and our telephone number is (615) 599-2274. Information about us can be found on the internet at www.tncommercebank.com. The information on our corporate website is not part of this prospectus.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider the risks described under "Risk Factors" beginning on page 11 of this prospectus, as well as other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

THE OFFERING

        The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled "Description of Capital Stock."

Issuer	Tennessee Commerce Bancorp, Inc.
Common stock offered	shares of common stock, par value $0.50 per share.
Over-allotment option
We have granted the underwriters an option to purchase up to an additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus in order to cover over-allotments, if any.
Common stock outstanding after this offering	shares of common stock.(1)(2)
Net proceeds
We estimate that the net proceeds from the offering (after deducting the underwriting discounts and commissions and expenses payable by us) will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full.
Use of proceeds
We currently intend to use the net proceeds of this offering to repurchase all or a portion of our Series A Preferred Stock, subject to the receipt of required regulatory approvals, discharge certain indebtedness, fund organic growth, fund acquisitions of distressed assets, if favorable terms are available in an attractive market, and for general corporate purposes.
In addition, we may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for such purposes.
Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Global Market under the symbol "TNCC."
Settlement date	Delivery of shares of our common stock will be made against payment therefor, on or about , 2010.

(1)
The number of shares of common stock outstanding immediately after the closing of this offering is based on 5,648,384 shares of common stock outstanding as of May 20, 2010.

(2)
Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes                      shares issuable pursuant to the exercise of the underwriters' over-allotment option,                              shares of common stock issuable under our stock compensation plans and 461,538 shares of common stock issuable upon the exercise of the ten-year warrant issued and sold to the U.S. Department of the Treasury, or Treasury, in connection with our participation in the Capital Purchase Program, or CPP, under the Troubled Asset Relief Program, or TARP.

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

        You should read the summary selected consolidated financial information presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those consolidated financial statements appearing in our annual report on Form 10-K for the fiscal year ended December 31, 2009 and quarterly report on Form 10-Q for the quarterly period ended March 31, 2010, which are incorporated by reference in this prospectus.

        The tables below set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2009 and at and for the three-month periods ended March 31, 2010 and 2009. Certain of the measures set forth below are not measures recognized under generally accepted accounting principles in the United States, or GAAP. For a discussion of management's reasons for presenting such data and a reconciliation to comparable financial measures calculated in accordance with GAAP, please see "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" below.

        The selected consolidated statement of income data for the years ended December 31, 2009, 2008 and 2007, and the selected consolidated statement of financial condition data as of December 31, 2009 and 2008, have been derived from our audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus. The selected consolidated statement of income data for the years ended December 31, 2006 and 2005 and the selected consolidated statement of financial condition data as of December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements that are not included in this prospectus.

        The selected consolidated financial data at and for the three months ended March 31, 2010 and 2009 have been derived from our unaudited interim consolidated financial statements included in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2010, and are incorporated by reference in this prospectus. Management believes that these unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the three months ended March 31, 2010 are not necessarily indicative of our expected results for the full year ending December 31, 2010 or any other period.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)
Operating Data:
Total interest income	$20,503	$19,456	$81,108	$75,978	$62,206	$41,245	$23,633
Total interest expense	7,254	9,616	36,192	41,027	34,934	21,868	10,006

Net interest income	13,249	9,840	44,916	34,951	27,272	19,377	13,627
Provision for loan losses	4,600	8,514	31,039	9,111	6,350	4,350	3,700

Net interest income after provision for loan losses	8,649	1,326	13,877	25,840	20,922	15,027	9,927
Non-interest income:
Investment securities gains	419	418	1,118	447	26	—	4
(Loss) gain on sale of loans	—	(360)	(1,928)	3,750	2,687	2,025	1,106
Other income (loss)	268	(31)	(747)	97	167	(262)	201
Non-interest expense	(6,509)	(4,933)	(21,305)	(17,608)	(13,263)	(9,056)	(6,246)

Income (loss) before income taxes	2,827	(3,580)	(8,985)	12,526	10,539	7,734	4,992
Income tax (expense) benefit	(1,098)	1,364	3,407	(4,772)	(3,643)	(2,985)	(1,925)
Net income (loss)	1,729	(2,216)	(5,578)	7,754	6,896	4,749	3,067
Preferred dividends	(375)	(444)	(1,546)	—	—	—	—
Net income (loss) available to common shareholders	$1,354	$(2,660)	$(7,124)	$7,754	$6,896	$4,749	$3,067

Per Share Data:
Net income (loss), basic	$0.24	$(0.56)	$(1.50)	$1.64	$1.49	$1.24	$0.95
Net income (loss), diluted	$0.24	$(0.56)	$(1.50)	$1.60	$1.41	$1.14	$0.87
Book value(1)	$17.42	$20.72	$17.05	$21.50	$13.36	$11.51	$8.16
Tangible common book value(2)	$12.09	$14.38	$11.73	$15.16	$13.36	$11.51	$8.16
Financial Condition Data:
Assets	$1,382,851	$1,275,134	$1,383,432	$1,218,084	$900,153	$623,518	$404,040
Loans, net	1,166,061	1,088,518	1,151,388	1,023,271	784,001	538,550	344,187
Securities available for sale	96,506	100,013	93,668	101,290	73,753	56,943	31,992
Cash and due from financial institutions	6,710	5,754	22,864	5,260	5,236	177	6,877
Federal funds sold	9,710	25	15,010	35,538	9,573	13,820	12,535
Premises and equipment, net	2,058	2,230	1,967	2,330	1,413	1,633	769
Total deposits	1,239,835	1,095,307	1,242,542	1,069,143	815,053	560,567	367,705
Federal funds purchased	—	20,479	—	—	2,000	—	—
Long-term subordinated debt and other borrowings	26,521	23,198	23,198	23,198	8,248	8,248	8,248
Other liabilities	18,088	38,108	21,400	15,100	11,592	3,479	1,657
Shareholders' equity	98,407	98,042	96,292	101,747	63,121	51,224	26,430

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)
Selected Ratios:
Return on average assets	0.40%	(0.86)%	(0.54)%	0.73%	0.91%	0.95%	0.97%
Return on average common equity	8.13%	(15.22)%	(10.86)%	11.34%	12.13%	12.68%	12.29%
Net interest margin	4.25%	3.39%	3.66%	3.43%	3.72%	3.98%	4.44%
Overhead ratio(3)	0.47%	0.40%	1.63%	1.52%	1.76%	1.80%	1.98%
Efficiency ratio(4)	46.71%	49.99%	49.14%	44.87%	43.99%	42.84%	41.81%
Operating expenses to average earning assets	0.52%	0.42%	1.74%	1.73%	1.81%	1.86%	2.03%
Net yield on earning assets	6.58%	6.71%	6.62%	7.45%	8.50%	8.46%	7.70%
Cost of funds	2.32%	3.45%	3.00%	4.16%	5.18%	4.94%	3.66%
Nonperforming loans to total loans(5)	2.94%	2.22%	1.64%	1.13%	0.83%	0.70%	1.17%
Nonperforming assets to total assets(6)	3.00%	3.06%	1.54%	2.97%	0.94%	0.58%	0.81%
Nonperforming assets, as adjusted, to total assets(7)	5.89%	4.42%	4.21%	4.23%	1.80%	0.79%	1.24%
Allowance for loan losses to average assets	1.47%	1.24%	1.52%	1.27%	1.37%	1.39%	1.39%
Allowance for loan losses to nonperforming loans(5)	57.63%	63.04%	103.38%	114.67%	156.07%	183.22%	108.03%
Capital Ratios:
Tangible common equity to tangible assets(8)	4.94%	5.34%	4.79%	5.89%	7.01%	8.22%	6.54%
Tier 1 leverage	8.86%	9.76%	8.93%	10.62%	8.09%	9.94%	9.33%
Tier 1 capital	9.56%	10.16%	9.57%	11.20%	8.55%	10.45%	9.56%
Total capital	10.82%	11.40%	10.83%	12.42%	9.80%	11.68%	10.77%

(1)
Shareholders' equity, including preferred stock, net of discount, divided by total common shares outstanding at the end of the period.

(2)
For a discussion of management's reasons for presenting tangible common book value per share and a reconciliation to shareholders' equity, see "GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures" below.

(3)
Operating expenses divided by average assets.

(4)
Operating expenses divided by net interest income and noninterest income.

(5)
Nonperforming loans are comprised of non-accruing loans and troubled debt.

(6)
Nonperforming assets are comprised of non-accruing loans, accruing loans 90 days past due and other real estate owned.

(7)
Nonperforming assets, as adjusted, are comprised of nonperforming assets and repossessed assets.

(8)
For a discussion of management's reasons for presenting tangible common equity to tangible assets and a reconciliation of such measures to shareholders' equity and total assets, see "GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures" below.

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION FOR NON-GAAP FINANCIAL MEASURES

        Certain financial information included in "Summary Selected Consolidated Financial Information" above is determined by methods other than in accordance with GAAP. "Tangible common book value per share" and "tangible common equity to tangible assets" are non-GAAP financial measures that our management uses in its analysis of our performance.

  •
  "Tangible common book value per share" is defined as total shareholders' equity, excluding preferred stock, net of discount, and common stock warrant, reduced by goodwill and other intangible assets, divided by total common shares outstanding. Management believes this measure is important to investors who are interested in changes from period to period in book value per share exclusive of changes in intangible assets.

  •
  "Tangible common equity to tangible assets" is defined as total shareholders' equity, excluding preferred stock, net of discount, and common stock warrant, reduced by goodwill and other intangible assets, divided by the difference of total assets less goodwill and other intangible assets. Management believes this measure is important to investors who are interested in evaluating the adequacy of our capital levels.

        You should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP measures used by other companies. The following table presents a reconciliation to provide a more detailed analysis of these non-GAAP performance measures:

	March 31,		December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)
Shareholders' equity	$98,407	$98,042	$96,292	$101,747	$63,121	$51,224	$26,430
Less:
Preferred stock, net of discount(1)	(29,654)	(29,547)	(29,632)	(29,547)	—	—	—
Common stock warrant	(453)	(453)	(453)	(453)	—	—	—
Goodwill and other intangible assets	—	—	—	—	—	—	—

Tangible common equity	$68,300	$68,042	$66,207	$71,747	$63,121	$51,224	$26,430
Total common shares outstanding	5,648,384	4,731,696	5,646,368	4,731,696	4,724,196	4,451,674	3,238,674
Tangible common book value per share	$12.09	$14.38	$11.73	$15.16	$13.36	$11.51	$8.16

Total assets	$1,382,851	$1,275,134	$1,383,432	$1,218,084	$900,153	$623,518	$404,040
Less:
Goodwill and other intangible assets	—	—	—	—	—	—	—

Tangible assets	$1,382,851	$1,275,134	$1,383,432	$1,218,084	$900,153	$623,518	$404,040
Tangible common equity to tangible assets	4.94%	5.34%	4.79%	5.89%	7.01%	8.22%	6.54%

(1)
Represents both the par value and additional paid-in capital with respect to the Series A Preferred Stock.

RISK FACTORS

        Investing in our common stock involves substantial risk. You should carefully consider each of the following risks and the other information contained or incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of these risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose part or all of your investment.

Risks Related to Our Business

Our concentration of commercial and industrial loans expose us to credit risks.

        At March 31, 2010, our portfolio of commercial and industrial loans totaled $651.4 million, or 54.9% of total loans. This type of loans generally exposes us to a greater risk of nonpayment and loss than other non-commercial loans because repayment of such loans often depends on the successful operations and income stream of the borrowers. Additionally, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to other non-commercial loans and many of our borrowers have more than one such loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to other non-commercial loans. Further, we could sustain losses if we incorrectly assess the creditworthiness of such borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provision for loan losses to increase, which could adversely affect our results of operations and financial condition.

        Commercial and industrial loans are generally secured by a variety of forms of collateral related to the underlying business, such as equipment, accounts receivable and inventory. Should a loan require us to foreclose on the underlying collateral, the foreclosure expense may be significant if the collateral is of a unique nature. The collateral may be difficult to liquidate, and deteriorating market conditions may depress the value of such collateral, increasing the risk to us of recovering the principal amount of the loan. Accordingly, our financial condition may be adversely affected by defaults in this portfolio.

We have a concentration of credit exposure to borrowers in the transportation industry.

        At March 31, 2010, we had total credit exposure to borrowers in the transportation industry of $133.3 million, or 11.2% of our total loans. Our borrowers in this industry are primarily small businesses and owner-operators. This industry is experiencing adversity in the current economic environment and, as a result, some borrowers in this industry have been unable to perform their obligations under their loan agreements with us, which has negatively impacted our results of operations. When any of these borrowers default on the corresponding loans, we typically repossess the transportation-related collateral, primarily over-the-road tractors, and endeavor to sell the asset at retail value through selected dealers. During the 12 months ended March 31, 2010, we repossessed approximately 950 trucks in connection with defaulted loans in this industry and resold approximately 448 trucks we had repossessed. If the current recessionary environment continues, additional borrowers in this industry may be unable to meet their obligations under existing loan agreements, which could cause our earnings to be negatively impacted. Further, we may not be able to sell repossessed assets in this industry at favorable prices, which could have an adverse effect on our net income. Any of our large credit exposures in this industry that deteriorate unexpectedly could cause us to have to make significant additional loan loss provisions, negatively impacting our earnings.

Our current sources of funds might not be sufficient to meet our future liquidity needs.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. The primary sources of our funds are loan repayments and customer deposits. Scheduled loan repayments are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in general economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, rising fuel prices, inclement weather, natural disasters and international instability. Customer deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. We also rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. These sources include brokered deposits, internet deposits, Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. There can be no assurance that these sources will be sufficient to meet future liquidity demands. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should these sources not be adequate.

        Our liquidity, at the parent level, would be adversely affected by regulatory restrictions on the ability of the Bank to pay dividends to us.

Our use of internet and brokered deposits could adversely affect our liquidity and results of operations.

        Over the last eight consecutive quarters, our loan demand has exceeded the rate at which we have been able to increase our deposits and, as a result, internet and brokered deposits have been a source of funds with which to make loans and provide liquidity. We post rates to an internet-based program that retail and institutional investors nationwide subscribe to in order to invest funds. As of March 31, 2010, internet and brokered deposits amounted to $373.7 million and $140.1 million, respectively, totaling $513.9 million, or 41.5% of total deposits.

        Generally, brokered deposits may not be as stable as other types of deposits and, in the future, those depositors may not renew their time deposits when they mature, or we may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or with funds from other sources. Additionally, if we cease to be "well capitalized" for bank regulatory purposes or are placed under a formal enforcement action with corresponding restrictions, we will not be able to accept, renew or rollover brokered deposits without a waiver from the FDIC. An inability to maintain or replace these brokered deposits as they mature could adversely affect our liquidity. Further, paying higher interest rates to maintain or replace these deposits could adversely affect our net interest margin and our results of operations.

        The availability of noncore funding sources is subject to broad economic conditions and, therefore, the cost of funds may fluctuate significantly, impacting our net interest income, our immediate liquidity and our access to additional liquidity.

Capital constraints may affect our pace of growth and our ability to raise additional capital when needed is dependent on conditions outside our control.

        Our pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed. We are required by federal and state regulatory authorities to maintain specific levels of capital to support our operations, so we may at some point need to raise additional capital to support any continued growth.

        Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and other factors, including investor perceptions regarding the banking industry and market conditions and government activities. These factors are outside our control. Accordingly, we cannot provide any assurance that we will be able to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, we might not be able to meet capital and other regulatory requirements. Further, our ability to continue our growth could be materially impaired.

An inadequate allowance for loan losses would reduce our earnings.

        The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. The credit quality of our borrowers has deteriorated as a result of the economic downturn in our markets. If the credit quality of our customer base or the risk profile of a market, industry or group of our customers declines further, consumer debt service behavior changes in a manner adverse to us, weaknesses in the real estate markets and other economics persist or worsen or our allowance for loan losses is not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be significantly and adversely affected.

        Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio, provides an allowance for loan losses based upon a percentage of the outstanding balances and takes a charge against earnings with respect to specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require us to increase the allowance for loan losses as a part of their examination process, our earnings and capital could be significantly and adversely affected.

Nonperforming assets adversely affect our results of operations and financial condition.

        Our nonperforming assets adversely affect our net income in various ways. We do not realize interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our income and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may result in a loss. Nonaccrual loans and other real estate owned also increase our risk profile, which could result in an increase in the capital that our regulators believe is appropriate in light of such risks. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which can be detrimental to the performance of their other responsibilities.

In the future we may become subject to informal or formal enforcement actions that could have a material adverse effect on our business, operations, financial condition, results of operations or the value of our common stock.

        Neither we nor the Bank is currently under a formal enforcement action. Following the delivery to us of a Joint Report of Examination from the FDIC and the TDFI in January 2010 in connection with the regularly scheduled examination of the Bank in July 2009, however, each of the FDIC, together with the TDFI, and the Federal Reserve Board has indicated that it is considering an informal enforcement action in the form of a memorandum of understanding.

        Any enforcement action, whether formal or informal, to which we or the Bank become subject may include a varying degree of requirements or limitations, including, among other things, restrictions on our ability to develop any new business, as well as restrictions on our existing business, and requirements that we raise additional capital and/or dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such enforcement action could have a material adverse effect on our business, operations, financial condition, results of operations and the value of our common stock. See "Prospectus Summary—Recent Developments—Supervision and Regulation."

We rely on the services of key personnel.

        We depend substantially on the strategies and management services of certain of our officers—Michael R. Sapp, Chairman, Chief Executive Officer and President; Martin Zorn, Chief Administrative Officer; Frank Perez, Chief Financial Officer; and H. Lamar Cox, Chief Operating Officer. The loss of the services of any of these officers could have a material adverse effect on our business, results of operations and financial condition. We are also dependent on certain other key officers who have important customer relationships or are instrumental to our operations. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations. Management believes that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management, as well as sales and marketing personnel. We compete with a large number of other financial institutions in the Nashville MSA for such personnel, and we cannot assure you that we will be successful in attracting or retaining such personnel.

Prepayment of FDIC insurance premiums and higher FDIC assessment rates could adversely affect our results of operations.

        The Bank, like other FDIC-insured financial institutions, is required to pay semi-annual deposit insurance assessments to the Deposit Insurance Fund, or DIF. These assessments are based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the DIF. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF.

        In response to the large number of recent bank failures, which have depleted the DIF, the FDIC has taken certain measures to attempt to recapitalize the DIF. The FDIC raised base assessment rates uniformly by seven basis points for the assessment for the first quarter of 2009 and imposed a five-basis point emergency special assessment on June 30, 2009, which was collected on September 30, 2009. The FDIC also adopted an interim rule that permits an emergency special assessment after June 30, 2009 for up to ten basis points. In addition, the FDIC required financial institutions, including the Bank, to prepay on December 30, 2009 their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012. The amount of our prepayment was $8.05 million. The FDIC further increased base assessment rates by three basis points effective January 1, 2011. We cannot predict whether the aggregate amount of all FDIC base assessment rate increases, special assessments and premium prepayments will be sufficient to cover expected bank failures. Therefore, we can give no assurance that the FDIC will not impose further base assessment rate increases or special assessments in the future to cover the costs associated with such failures.

Our business is subject to the financial health of certain local economies.

        Our success significantly depends upon the growth in population, income levels, deposits and new businesses in the Nashville MSA and the other markets in which we have significant loan production efforts. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market areas if they do occur.

National market funding outside of the Nashville MSA has risks related to the potential disposition of collateral upon foreclosure.

        At March 31, 2010, approximately 24.2% of our loan portfolio was composed of national market funding loans to businesses located outside of the Nashville MSA that were made through a small network of equipment vendors and financial service companies with which we have had historical relationships. This lending creates somewhat different risks from those typical of community banks. The geographic diversity of our loan portfolio as well as the collateral securing loans within that portfolio may result in longer time periods to locate collateral and higher costs to dispose of collateral in the event that the collateral is used to satisfy the loan obligation.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if our business strategies are not effectively executed.

        We intend to continue pursuing a growth strategy for our business through organic growth of the loan portfolio. Our prospects must be considered in light of the risks, expenses and difficulties that can be encountered by financial service companies in rapid growth stages, which include the risks associated with the following:

  •
  maintaining loan quality;

  •
  maintaining adequate management personnel and information systems to oversee such growth;

  •
  maintaining adequate control and compliance functions; and

  •
  securing capital and liquidity needed to support our anticipated growth.

        There can be no assurance that we will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth will cause growth in overhead expenses as we add staff. As a result, historical results may not be indicative of future results. Failure to successfully address these issues identified above could have a material adverse effect on our business, future prospects, financial condition or results of operations.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

        The banking business is highly competitive and we experience competition in our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate in the Nashville MSA and elsewhere. We not only compete with these companies in the Nashville MSA, but also in the regional and national markets in which we engage in our indirect funding programs.

        We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in the Nashville MSA, and regionally and nationally with respect to our indirect funding programs.

Changes in interest rates could adversely affect our results of operations and financial condition.

        Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Accordingly, changes in interest rates could decrease our net interest income. Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

We may experience significant fluctuations in non-interest income from period to period.

        Historically, a substantial portion of our non-interest income has been derived from the sale of loans. We sell loans from time to time, particularly loans generated for our national market funding portfolio. The timing and extent of these loan sales may not be predictable, and could cause material variation in our non-interest income on a period-to-period basis.

Our results of operation may be affected by seasonal factors.

        Certain of our commercial customers operate in industries that are seasonal in nature, most notably the transportation industry. Operating results in the transportation industry have been historically weakest during the first quarter because of reduced shipping demand after the holiday season and inclement weather, which reduces demand and impedes the ability to transport freight. As a result, both the demand for new loans by customers in seasonal industries, including the transportation industry, and the ability of existing customers in these industries to service loans may be reduced during the first quarter, which may in turn have an adverse effect on our interest income, loan losses and results of operation during that quarter.

        In addition, our ability to realize gain on repossessed collateral, including transportation-sensitive assets, may be subject to the seasonality of demand for consumer goods and transportation services, which is typically lowest during the first quarter. Accordingly, we may obtain less favorable prices for such repossessed collateral that we sell during the first quarter or we may extend the holding period of such collateral to enhance the recovery value, which may in turn have an adverse effect on our non-interest income and results of operation during that quarter.

Difficult market conditions have adversely affected and may continue to affect our industry.

        We are exposed to downturns in the U.S. economy, and particularly the local markets in which we operate. Declines in the housing markets over the past several years, including falling home prices and sales volumes, and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Many lenders and institutional investors have reduced or ceased providing funding to borrowers, including other financial institutions. This market turmoil and the tightening of credit have led to increased levels of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and reductions in business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and other financial institutions. In particular:

  •
  We expect to face increased regulation of our industry, including as a result of proposed regulatory reform initiatives by the U.S. government. Compliance with such regulations may increase our non-interest expenses and limit our ability to pursue business opportunities;

  •
  Market developments, government programs and the winding down of various government programs may continue to adversely affect consumer confidence levels and may cause adverse changes in borrower behaviors and payment rates, resulting in further increases in delinquencies and default rates, which could adversely affect our loan charge-offs and our provisions for credit losses;

  •
  Our ability to assess the creditworthiness of our customers or to estimate the values of our assets and collateral for loans will be reduced if the models and approaches we use become less predictive of future behaviors, valuations, assumptions or estimates. We estimate losses inherent in our credit exposure, the adequacy of our allowance for loan losses and the values of certain assets by using estimates based on difficult, subjective and complex judgments, including estimates as to the effects of economic conditions and how these economic conditions might affect the ability of our borrowers to repay their loans or the value of assets; and

  •
  Our ability to borrow from other financial institutions on favorable terms or at all, or to raise capital, could be adversely affected by further disruptions in the capital markets or other events, including, among other things, deterioration in investor expectations and changes in the FDIC's resolution authority or practices.

Failures of other depository institutions in our markets and increasing consolidation of financial services companies as a result of current market conditions could increase our deposits and assets, necessitating additional capital, and may have unexpected adverse effects upon our ability to compete effectively.

We are subject to extensive regulation that could limit or restrict our activities.

        We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies including the Federal Reserve Board, the FDIC and the TDFI. Our regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and interest rates paid on deposits. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

        The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. Further, the impact of new legislation in response to negative developments in the financial industry could adversely affect our operations by restricting our business operations.

Proposed financial regulatory reforms could have a significant impact on our business, financial condition and results of operations.

        On June 17, 2009, the Obama Administration announced its proposal to reform the regulatory supervision of the U.S. financial system and financial institutions. The proposal envisions, among other things, (i) the creation of a Financial Services Oversight Counsel to identify emerging systemic risks and improve interagency cooperation; (ii) the elimination of the federal thrift charter and the establishment of a National Bank Supervisor to supervise all federally chartered depository institutions; (iii) the creation of a Consumer Financial Protection Agency authorized to regulate consumer credit, savings and payment markets; (iv) the elimination of the interstate branching framework of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 by giving federally and state-chartered banks the unrestricted ability to branch across state lines; (v) the establishment of strengthened capital and prudential standards for banks and bank holding companies; (vi) increased supervision and regulation of larger financial firms; (vii) enhanced regulation of financial markets, including securitization markets; and (viii) the creation of an Office of National Insurance within Treasury. While certain portions of the proposal can be implemented through executive order and rulemaking by administrative agencies, the more significant portions of the proposal will require the enactment of new legislation by Congress. On December 11, 2009, the U.S. House of Representatives

voted to approve the Wall Street Reform and Consumer Protection Act of 2009, which included portions of the Obama Administration's proposal, and on May 20, 2010, the Senate voted to approve its own version of financial regulatory reform.

        We cannot predict the substance of any changes in the regulation of the U.S. financial system or financial institutions, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes may affect us. There can be no assurance that the proposed reforms will not significantly increase our costs or otherwise have a significant impact on our business, financial condition and results of operations.

Our issuance of securities to Treasury may be dilutive to the holders of our common stock and may result in other restrictions to our operations.

        Pursuant to the CPP under TARP, we issued and sold to Treasury, for an aggregate purchase price of $30 million in cash, (i) 30,000 shares of our Series A Preferred Stock, having a liquidation preference of $1,000, and (ii) a ten-year warrant to purchase up to 461,538 shares of common stock, at an exercise price of $9.75 per share, subject to certain anti-dilution and other adjustments. The dilutive impact of the warrant may have a negative effect on the market price of our common stock and may be dilutive of our earnings per share. In addition, we are required to pay cumulative dividends at a rate of 5% per annum for the first five years, and thereafter at a rate of 9% per annum on the Series A Preferred Stock. Depending on our financial condition at the time, these dividends could have a negative effect on our liquidity. The shares of Series A Preferred Stock will receive preferential treatment in the event of our liquidation, dissolution or winding up.

        The rules and policies applicable to recipients of capital under the TARP CPP continue to evolve, and their scope, timing and effect cannot be accurately predicted. Any redemption of the securities sold to Treasury to avoid these restrictions would require prior approval by the Federal Reserve Board and Treasury.

The TARP CPP and the American Recovery and Reinvestment Act of 2009, or the ARRA, impose, and other proposed rules may impose additional, executive compensation and corporate governance requirements that may adversely affect us and our business, including our ability to recruit and retain qualified employees.

        The agreements that we entered into in connection with our participation in the TARP CPP required us to adopt Treasury's standards for executive compensation and corporate governance while Treasury holds the equity issued pursuant to the TARP CPP. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The standards include:

  •
  ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

  •
  requiring the clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;

  •
  prohibiting the making of golden parachute payments to senior executives; and

  •
  prohibiting the deduction for tax purposes of executive compensation in excess of $500,000 for each senior executive.

        In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.

        The ARRA imposed further limitations on compensation during the period in which Treasury holds the equity issued pursuant to the TARP CPP, including:

  •
  a prohibition on making any golden parachute payment to a senior executive officer or any of our next five most highly compensated employees;

  •
  a prohibition on any compensation plan that would encourage manipulation of the reported earnings to enhance the compensation of any of our employees; and

  •
  a prohibition of the five highest paid executives from receiving or accruing any bonus, retention award or incentive compensation, or bonus except for long-term restricted stock with a value not greater than one-third of the total amount of annual compensation of the employee receiving the stock.

        Treasury's interim final rules on TARP standards for compensation and corporate governance implement and further expand the limitations and restrictions imposed on executive compensation and corporate governance by the TARP CPP and the ARRA. These rules also prohibit any tax gross-up payments to senior executive officers and the next 20 highest paid executives; require a "say on pay" vote at annual shareholders' meetings; and restrict stock or stock units granted to executives that may vest or become transferable.

        In addition, the Federal Reserve Board has proposed guidelines on executive compensation. The FDIC also has proposed a rule to incorporate employee compensation factors into the risk assessment system which would adjust risk-based deposit insurance assessment rates if the design of certain compensation programs does not satisfy certain FDIC goals to prevent executive compensation from encouraging undue risk-taking.

        These provisions and any future rules issued by Treasury, the Federal Reserve Board, the FDIC or any other regulatory agencies could adversely affect our ability to attract and retain management sufficiently capable and motivated to manage and operate our business through difficult economic and market conditions. If we are unable to attract and retain qualified employees to manage and operate our business, we may not be able to successfully execute our business strategy.

Lending goals of the TARP CPP may not be attainable.

        Congress and the bank regulators have encouraged recipients of capital under the TARP CPP to use such capital to make loans and it may not be possible to safely, soundly and profitably make sufficient loans to creditworthy persons in the current economy to satisfy such goals. Congressional demands for additional lending by recipients of TARP CPP capital, and regulatory demands for demonstrating and reporting such lending, are increasing. Any lending requirements are unclear and uncertain, and we could be forced to make loans that involve risks or terms that we would not otherwise find acceptable or in our shareholders' best interest. Such loans could adversely affect our results of operation and financial condition, and may be in conflict with bank regulations and requirements as to liquidity and capital. The profitability of funding such loans using deposits may be adversely affected by increased FDIC insurance premiums.

Changes to the TARP CPP program and future rules applicable to TARP CPP recipients could adversely affect our operations, financial condition and results of operations.

        The rules and policies applicable to recipients of capital under the TARP CPP continue to evolve and their scope, timing and effect cannot be predicted. Any redemption of the securities sold to Treasury to avoid these restrictions would require prior approval of the Federal Reserve Board and Treasury. Based on recently issued guidelines of the Federal Reserve Board, institutions seeking to redeem TARP CPP preferred stock must demonstrate an ability to access the long-term debt markets without reliance on the FDIC's Temporary Liquidity Guarantee Program, successfully demonstrate access to public equity markets and meet a number of additional requirements and considerations before we can redeem any securities sold to Treasury. Therefore, it is uncertain if we will be able to redeem such securities even if we have sufficient financial resources to do so.

        In addition, the government is contemplating potential new programs under the TARP CPP, including programs to promote small business lending, among other initiatives. It is uncertain whether we will qualify for those new programs and whether those new programs may impose additional restrictions on our operation and affect our financial condition in the future.

The soundness of other financial institutions could adversely affect us.

        Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience increases in deposits and assets as a result of other banks' difficulties or failure, which would increase the capital we need to support such growth.

Changes to accounting and tax rules applicable to us could adversely affect our financial conditions and results of operations.

        From time to time, the Financial Accounting Standards Board and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements.

Our ability to utilize certain NOLs may be limited under Section 382 of the Internal Revenue Code and certain state and federal law provisions.

        As of March 31, 2010, we had NOLs of $18.8 million for U.S. federal income tax purposes and $11.1 million for state income tax purposes. State NOLs exist in the jurisdictions of Tennessee, Alabama, Georgia and Minnesota. These NOLs will expire at various dates beginning in 2017 if not previously utilized. Utilization of U.S. federal and certain state NOLs may be subject to a substantial annual limitation if the ownership change thresholds under Section 382 of the Internal Revenue Code are triggered by changes in the ownership of our capital stock, including by reason of this offering. Such an annual limitation could result in the expiration of our NOLs before utilization. In the event we merge into another company, certain of the state NOLs remaining at such time may be lost. As a TARP CPP participant, we are not permitted to make the special election for one taxable year ending after December 31, 2007 and beginning before January 1, 2010 to carry-back losses for five years for federal income tax purposes as otherwise permitted generally under the Worker, Homeownership, and Business Assistance Act of 2009.

Any permanent or long-term reinstatement of our former Chief Financial Officer could be disruptive to our operations.

        On May 19, 2010, the United States District Court for the Middle District of Tennessee issued a temporary restraining order and preliminary injunction instructing us to reinstate our former Chief Financial Officer. Although the Sixth Circuit Court of Appeals granted our motion to stay the temporary restraining order and preliminary injunction on May 25, 2010, we cannot provide any assurance that a court or administrative tribunal will not, at a later stage in the proceedings, order us to reinstate our former Chief Financial Officer on a permanent or long-term basis. Because it has been two years since he last worked for us and, in the intervening period since his dismissal, we have hired a new Chief Financial Officer, management believes that any court-ordered reinstatement of our former Chief Financial Officer could be disruptive to our operations. The existence of any ongoing litigation between us and our former Chief Financial Officer at the time of any court-ordered reinstatement would increase the likelihood of disruption until such time as all avenues of appeal have been exhausted in connection with all related legal proceedings. Management believes that any court-ordered reinstatement could adversely affect the cohesiveness of our senior management team, the assessment of effectiveness of our management by federal and state banking regulators in connection with their routine examination of the Bank, management's relationship with our independent registered public accounting firm, management's relationship with our board of directors, and particularly the Audit Committee, and retention of personnel in our finance department and in other areas of the Bank that must interact with the finance department.

Risks Related to Our Common Stock and this Offering

Even though our common stock is currently listed on the NASDAQ Global Market, the trading volume of our common stock has been low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

        While our common stock is listed on the NASDAQ Global Market, the trading volume of our common stock is relatively low and we cannot be certain if or when a more active and liquid trading market for our common stock will develop or whether such a market could be sustained. Because of this, our shareholders may not be able to sell their shares at the volumes, prices or times that they desire.

        We cannot predict the effect, if any, that future sales of our common stock, or availability of shares of our common stock for sale, will have on the market price of our common stock. We therefore can give no assurance that sales of substantial amounts of our common stock, or the potential for large amounts of sales, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock.

        The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Holders of the Series A Preferred Stock may, under certain circumstances, have the right to elect two directors to our board of directors.

        In the event that we fail to pay dividends on the Series A Preferred Stock for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of the Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights voting as a single class, will then be entitled to elect the two additional members of our board of directors at the next annual meeting (or at a special meeting called for the purpose of electing such directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

Holders of our subordinated debentures have rights that are senior to those of our common shareholders.

        In 2005 and 2008, we issued trust preferred securities from two affiliated special purpose trusts and accompanying subordinated debentures. At March 31, 2010, we had outstanding trust preferred securities and accompanying subordinated debentures totaling $23.2 million. Our board of directors may decide to issue additional tranches of trust preferred securities in the future if markets for these securities are favorable. We conditionally guarantee payments of the principal and interest on the trust preferred securities. Further, the accompanying subordinated debentures we issued to the trust are senior to our shares of common stock. As a result, we must make payments on the subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our subordinated debentures (and the related trust preferred securities) for up to five years (from the date of issuance) during which time we may not pay dividends on our common stock.

We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.

        We are currently authorized to issue 20,000,000 shares of common stock, of which 5,648,384 shares were issued and outstanding as of May 20, 2010, and 1,000,000 shares of preferred stock, of which 30,000 shares of Series A Preferred Stock were issued and outstanding as of May 20, 2010. To maintain our capital at desired levels or required regulatory levels, or to fund future growth, our board of directors may decide from time to time, without any action by or a vote of our shareholders, to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of our common stock. The sale of these securities may significantly dilute our shareholders' ownership interest as a shareholder and the market price of our common stock. New investors in other equity securities issued by us in the future may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

We do not expect to pay dividends on our common stock in the foreseeable future.

        We have never declared or paid dividends on our common stock. We currently intend to retain earnings and increase capital in furtherance of our overall business objectives. In addition, the CPP under TARP imposes certain limitations on our ability to pay dividends. Until December 19, 2011 or until Treasury no longer holds any shares of the Series A Preferred Stock, we will not be able to pay dividends without the approval of Treasury, with limited exceptions. We are not able to pay any dividends at all on our common stock unless we are current on our dividend payments on the Series A Preferred Stock.

        Further, we derive our income solely from dividends on the shares of common stock of the Bank, and the Bank's ability to declare and pay dividends to us is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends that are applicable to banks that are regulated by the FDIC and the TDFI. Accordingly, no assurances can be given that we will declare any dividend or, if declared, what the amount of such dividend would be or whether such dividends would continue in the future. Any future determination as to the payment of dividends on our common stock will be made by our board of directors in its discretion, subject to applicable regulatory and contractual limitations, and will depend upon our earnings, financial condition, capital requirements and other relevant factors. Investors in shares of our common stock must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a gain on their investment.

The market price of our common stock may decline after this offering.

        We are currently offering for sale            shares of our common stock (            shares of common stock if the underwriters exercise their over-allotment option in full). The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. Purchasers should consider these factors in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could adversely affect our results of operations and cause our common stock price offered hereby to decline.

        We will have considerable discretion in the application of the net proceeds of this offering. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We may not invest the proceeds of this offering effectively or in a manner that yields a favorable or any return, which could result in further operating losses that could have a material and adverse effect on our business or cause the market price of our common stock to decline.

Anti-takeover provisions in our organizational documents could discourage, delay or prevent a change of control of our company and diminish the value of our common stock.

        Some of the provisions of our charter and bylaws could make it difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable. For more information, see "Description of Capital Stock—Anti-Takeover Provisions in Our Organizational Documents." These provisions include:

  •
  authorizing our board of directors to issue preferred shares without shareholder approval;

  •
  the presence of a classified board of directors;

  •
  any merger, consolidation, share exchange or similar transaction involving us will require a two-thirds vote of shareholders; and

  •
  certain amendments to our charter require approval of the holders of at least two-thirds of the outstanding shares of our common stock.

        These anti-takeover provisions could impede the ability of our common shareholders to benefit from a change of control and, as a result, could have a material adverse effect on the market price of our common stock and your ability to realize any potential change-in-control premium.

USE OF PROCEEDS

        We expect to receive net proceeds from this offering of approximately $            (or approximately $            if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

        We currently intend to use the net proceeds of this offering (i) to repurchase all or a portion of our Series A Preferred Stock, subject to the receipt of required regulatory approvals, (ii) to discharge certain indebtedness incurred at the holding company level in May 2009 under a revolving line of credit with an outstanding principal balance of $8.75 million as of May 26, 2010 and an interest rate of 5%, which matures on January 31, 2011, the proceeds of which were used to discharge pre-existing indebtedness scheduled to mature, (iii) to fund organic growth, (iv) to fund acquisitions of distressed assets, if favorable terms are available in an attractive market and (v) for general corporate purposes.

        In addition, we may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for such purposes.

        Pending the application of the net proceeds, we expect to invest the net proceeds from this offering temporarily in short-term obligations.

CAPITALIZATION

        The table below sets forth our cash and due from financial institutions, our capitalization and our regulatory capital ratios, each as of March 31, 2010 and as adjusted to give effect to the issuance of the common stock offered hereby, assuming that            shares of our common stock are sold in this offering at $            per share and that the net proceeds thereof are approximately $             million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters' over-allotment option is exercised in full, cash and due from financial institutions will increase to $             million.

	As of March 31, 2010
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)
Cash and term borrowing from the Federal Home Loan Bank	$6,710		$6,710

Long-term subordinated debt and other borrowings	$26,521		$26,521

Shareholders' equity
Preferred stock, 1,000,000 shares authorized; 30,000 shares of $0.50 par value Fixed Rate Cumulative Perpetual, Series A issued and outstanding(2)	15,000
Common stock, $0.50 par value; 20,000,000 shares authorized; 5,648,384 shares issued and outstanding	2,823
Common stock warrant	453		453
Additional paid-in capital	63,368
Retained earnings	17,410		17,410
Accumulated other comprehensive loss	(647)		(647)

Total shareholders' equity	$98,407	$

Total capitalization(3)	$124,928	$

Regulatory capital ratios:
For the Company:
Tier 1 leverage ratio	8.86%			%
Tier 1 capital to risk-weighted assets	9.56%			%
Total capital to risk-weighted assets	10.82%			%
For the Bank:
Tier 1 leverage ratio	8.78%			%
Tier 1 capital to risk-weighted assets	9.46%			%
Total capital to risk-weighted assets	10.72%			%

(1)
Assumes that            shares of our common stock are sold in this offering at $            per share and that the net proceeds thereof are approximately $             million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters' over-allotment option is exercised in full, net proceeds will increase to approximately $             million.

(2)
Represents only the par value and not additional paid-in capital with respect to the Series A Preferred Stock.

(3)
Includes total shareholders' equity and long-term subordinated debt and other borrowings.

PRICE RANGE OF COMMON STOCK

        Our common stock is listed on the NASDAQ Global Market under the symbol "TNCC." The table below sets forth the high and low sale prices per share of our common stock on the NASDAQ Global Market. As of May 20, 2010, we had 5,648,384 shares of common stock issued and outstanding, held by approximately 2,512 record holders.

	Sale Price Per Share of Common Stock
	High	Low
2008
First Quarter	$26.23	$13.72
Second Quarter	19.94	15.67
Third Quarter	17.25	10.35
Fourth Quarter	14.48	5.00
2009
First Quarter	$11.74	$5.43
Second Quarter	9.39	4.76
Third Quarter	5.70	4.00
Fourth Quarter	6.00	3.07
2010
First Quarter	$8.18	$3.96
Second Quarter (through May 24, 2010)	11.15	7.21

DIVIDEND POLICY

        Dividends from the Bank constitute the principal source of our income. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to us.

        We have never paid dividends on our common stock and have no current plan to do so in the foreseeable future. The amount of any future dividends will depend upon our earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors on a quarterly basis. It is the policy of the Federal Reserve Board that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the policy of the Federal Reserve Board that bank holding companies should not maintain dividend levels that undermine the company's ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Furthermore, under the federal Prompt Corrective Action regulations, the Federal Reserve Board or the FDIC may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

        Pursuant to the terms of the CPP under TARP, for so long as any shares of Series A Preferred Stock remain outstanding, we are prohibited from declaring or paying dividends on our common stock, and from making certain repurchases of equity securities, including our common stock, without Treasury's consent until December 19, 2011 or until Treasury has transferred all of the shares of Series A Preferred Stock to third parties. As long as the Series A Preferred Stock is outstanding, dividend payments and redemptions relating to certain equity securities, including our common stock, are also prohibited until all accrued and unpaid dividends are paid on the Series A Preferred Stock, subject to certain limited exceptions.

DESCRIPTION OF CAPITAL STOCK

General

        The description of our capital stock below is based on our charter, our bylaws and applicable provisions of Tennessee law. We have summarized certain portions of our charter and bylaws below. The summary is not complete. You should refer to the applicable provisions of our charter and bylaws which are incorporated by reference in the registration statement of which this prospectus forms a part, and to the Tennessee Business Corporation Act, or the TBCA, for the provisions that are important to you.

Common Stock

        Our charter currently authorizes us to issue up to 20 million shares of our common stock, $0.50 par value per share. As of May 20, 2010, we had 5,648,384 shares of common stock issued and outstanding, held of record by approximately 2,512 shareholders. Our common stock is listed on the NASDAQ Global Market under the symbol "TNCC."

  Voting Rights

        Holders of our common stock are entitled to one vote per share on all matters to be voted on by our shareholders, including the election of directors, and do not have cumulative voting rights. Under the TBCA, action on a matter (other than the election of directors) by a voting group is approved if a quorum exists, and if the votes cast within the voting group favoring the action exceed the votes cast opposing the action. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election.

  Dividends, Liquidation and Other Rights

        Holders of outstanding shares of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors, in its discretion, out of funds legally available therefor.

        In the event of our liquidation, the holders of our common stock are entitled to receive pro rata any assets distributed to shareholders with respect to their shares, after payment of all debts and other liabilities and payments to holders of our Series A Preferred Stock and to holders of other additional series of preferred stock, if any.

        Holders of our common stock have no right to subscribe to additional shares of capital stock that we may issue. All outstanding shares of common stock are, and the shares of common stock issued upon any conversion or exchange of any debt securities or preferred stock providing for such conversion or exchange will be, fully paid and nonassessable.

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Preferred Stock

        Our charter authorizes us to issue up to one million shares of preferred stock. As discussed below, as of the date of this prospectus, we had 30,000 shares of preferred stock outstanding. Shares of the preferred stock may be issued from time to time in one or more classes or series, with such designations, full or limited voting rights, redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the board of directors may determine in the exercise of its business judgment.

        The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that preferred holders will receive dividend and liquidation preferences may have the effect of delaying, deferring or preventing a change in control, which could depress the market price of our common stock.

Series A Preferred Stock Issued to Treasury

        On December 19, 2008, we issued 30,000 shares of our Series A Preferred Stock to Treasury in a private placement as part of the CPP under TARP. The shares of Series A Preferred Stock were sold to Treasury for a purchase price of $30 million. Each share of Series A Preferred Stock has a liquidation value of $1,000. As of the date of this prospectus, shares of our Series A Preferred Stock are not listed on any securities exchange. The rights of Treasury or other holders of the Series A Preferred Stock are subordinate to those of our general creditors.

        The Series A Preferred Stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up of our affairs: (i) senior to our common stock and to all capital stock ranking junior to the Series A Preferred Stock; (ii) on a parity with other classes or series of our preferred stock that we may issue, the terms of which specifically provide that such preferred stock ranks on a parity with the Series A Preferred Stock; and (iii) junior to all shares of capital stock that we may issue, the terms of which specifically provide that such shares of capital stock rank junior to the Series A Preferred Stock.

  Dividends

        We pay the record holders of the Series A Preferred Stock, when, as and if declared by our board of directors, cumulative cash dividends at an annual rate of 5% of the $1,000 liquidation preference per share for the first five years and thereafter at a rate of 9% per year. Dividends are only payable out of the assets legally available therefor. Dividends are cumulative from and include the date of our original issuance of the Series A Preferred Stock and are payable quarterly in arrears on the 15th day of February, May, August and November of each year or, if not a business day, the next succeeding business day, and no additional dividends accrue as a result of that postponement. Dividends payable on the Series A Preferred Stock on any date prior to the end of a dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        Dividends are payable to record holders of the Series A Preferred Stock as they appear in our records at the close of business on the applicable record date, which is the 15th calendar day immediately preceding such dividend payment date or such other record date fixed by the board of directors that is not more than 60 days nor less than 10 days before such dividend payment date. Any such day that is a dividend record date is a dividend record date whether or not such day is a business day.

        Notwithstanding the foregoing, dividends on the Series A Preferred Stock accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends, and whether or not those dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock accumulate as of the due date for the dividend payment on which they first become payable. Except as described in the next paragraph, we will not declare or pay or set apart for payment dividends on any common shares or shares of any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend paid solely in shares of common stock) for any period, nor will we or any of our subsidiaries directly or indirectly, purchase, redeem or otherwise acquire for consideration any common shares or shares of any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock, unless full cumulative dividends on the Series A Preferred Stock (including dividends on any such unpaid amounts) for all past dividend periods and the then current dividend period have been or are contemporaneously (i) declared and paid in full or (ii) declared and a sum sufficient to pay them in cash is set apart for payment.

        When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series A Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, we will declare any dividends upon the Series A Preferred Stock and any other series of preferred shares ranking on a parity as to dividends with the Series A Preferred Stock proportionately so that the dividends declared per share of Series A Preferred Stock (including dividends on any such unpaid amounts) and those other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and those other series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other series of preferred stock for prior dividend periods if those other series of preferred stock do not have cumulative dividends) bear to each other. If our board of directors or a duly authorized committee of the board of directors determines not to pay any dividend or a full dividend on a dividend payment date, we will provide written notice to the holders of the Series A Preferred Stock prior to such dividend payment date.

  Liquidation Rights

        Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the record holders of the Series A Preferred Stock will be entitled to be paid out of our assets or proceeds therefor legally available for distribution to our shareholders, subject to the rights of any of our creditors, a liquidation preference of $1,000 per share, plus an amount equal to any accrued and unpaid dividends, whether or not declared, (including dividends on any such unpaid amounts) to the date of payment, before any dividend or payment may be made to holders of our common stock or any other class or series of our capital stock ranking junior to the Series A Preferred Stock as to liquidation rights.

        If, upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Stock and the corresponding amounts payable on all other classes or series of our capital stock ranking on a parity with the Series A Preferred Stock as to liquidation rights, then the record holders of the Series A Preferred Stock and all other classes or series of capital stock of that kind will share proportionately in any such distribution of assets in proportion to the full respective liquidating distributions to which they would otherwise be entitled.

        After payment of the full amount of the liquidating distributions to which they are entitled, such record holders will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation or other entity will not be deemed to constitute our liquidation, dissolution or winding up.

  Redemption

        Except as provided in the paragraph below, shares of the Series A Preferred Stock are not redeemable before February 15, 2012. On or after February 15, 2012, we may, at our option, upon written notice, subject to the approval of the appropriate federal banking agency, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, out of funds legally available therefor, for cash at a redemption price equal to the sum of (i) $1,000 per share of Series A Preferred Stock, and (ii) any accrued and unpaid dividends up to and including the date fixed for redemption, including any dividends on any such unpaid dividends, regardless of whether any dividends are actually declared.

        Prior to February 15, 2012, we may, at our option, upon written notice, subject to the approval of the appropriate federal banking agency, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, out of funds legally available therefor, for cash at a redemption price equal to the sum of (i) $1,000 per share, and (ii) any accrued and unpaid dividends up to and including the date fixed for redemption (except as provided in the immediately following sentence), including any dividends on any such unpaid dividends, provided that (a) any such redemption prior to February 15, 2012 may only occur if we shall have received aggregate gross proceeds of not less than $7,500,000 from one or more "qualified equity offerings" (as defined below), and (b) the aggregate redemption price of the Series A Preferred Stock redeemed prior to February 15, 2012 may not exceed the aggregate net cash proceeds received by us from such qualified equity offerings. A qualified equity offering means our sale and issuance for cash to persons other than any of our subsidiaries of shares of perpetual preferred stock, common stock or any combination of such stock that, in each case, qualify as and may be included in our Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. The American Recovery and Reinvestment Act of 2009, however, permits us to repay any assistance received under TARP after consultation with the appropriate Federal banking agency without regard to any waiting period and without regard to whether we have replaced such funds from any other source.

        Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period will not be paid to the holder entitled to receive the redemption price on the redemption date but rather will be paid to the holder of record on such dividend record date of the redeemed shares of Series A Preferred Stock. If the Series A Preferred Stock is then held in certificated form, record holders of certificates representing the Series A Preferred Stock to be redeemed will surrender such certificates at the place designated in the notice of redemption and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the certificates.

        Notice of redemption will be sent by first class mail, postage prepaid, to the holders of record of the shares of Series A Preferred Stock to be redeemed not less than 30 nor more than 60 days before the date of redemption, or, if shares of Series A Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any similar facility, notice may be given at such time and in any manner permitted by such facility.

        If notice of redemption of any shares of Series A Preferred Stock has been given and if we have set aside in trust the funds necessary for the redemption for the benefit of the record holders of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the Series A Preferred Stock and such Series A Preferred Stock will no longer be deemed outstanding and all rights of the holders of such Series A Preferred Stock will terminate, except for the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption. Any funds unclaimed at the end of three years from the redemption date will, to the extent permitted by law, be released to us, after which time the holders of the shares so called for redemption will look only to us for payment of the redemption price of such shares.

        The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Holders of the Series A Preferred Stock have no right to require redemption or repurchase of any shares of the Series A Preferred Stock.

  No Conversion Rights

        Holders of our Series A Preferred Stock have no right to exchange or convert such shares into any other securities.

  Voting Rights

        Holders of our Series A Preferred Stock generally have no voting rights, except as provided by applicable law and as described in the paragraphs below.

        Whenever dividends are not paid on the Series A Preferred Stock for six or more quarterly periods (whether or not consecutive), the size of our board of directors will be increased automatically by two directors, and holders of the Series A Preferred Stock, voting together as a class with the holders of all other classes or series of our capital stock upon which like voting rights have been conferred and are exercisable (herein referred to as voting parity stock), will be entitled to elect two additional directors to our board of directors at the next annual meeting (or at a special meeting called for the purpose of electing directors nominated by the holders of the Series A Preferred Stock prior to the next annual meeting) and each subsequent annual meeting until all of the accrued and unpaid dividends on the Series A Preferred Stock (including any dividends on any such unpaid dividends) for the past dividend periods and the then current dividend period have been declared and fully paid.

        The affirmative vote or consent of the holders of two-thirds of the outstanding Series A Preferred Stock, voting separately as a single class, is required to: (i) authorize or create, or increase the authorized or issued amount of, or any issuance of, any shares or securities convertible into, exchangeable for or exercisable for any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to either or both of the payment of dividends and/or the distribution of assets upon our liquidation, dissolution or winding-up; (ii) amend, alter or repeal the provisions of our charter or the amendment to our charter that established the Series A Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock; or (iii) consummate a binding share exchange or reclassification involving the Series A Preferred Stock, or a merger or consolidation with another corporation or other entity, unless in each case (a) the shares of Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (b) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole.

        The voting rights afforded to holders of Series A Preferred Stock will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding Series A Preferred Stock are redeemed or called for redemption in accordance with their terms and upon proper notice, and we deposit sufficient funds, in cash, in trust to effect the redemption.

        No share of Series A Preferred Stock has any rights of preemption whatsoever as to any of our securities, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Treasury Warrant

        We issued a warrant to Treasury on December 19, 2008 concurrent with our sale to Treasury of 30,000 shares of Series A Preferred Stock pursuant to the CPP under TARP.

        The warrant gives the holder the right to initially purchase up to 461,538 shares of our common stock at an exercise price of $9.75 per share. The warrant is not subject to any restrictions on transfer, is immediately exercisable and expires on December 19, 2018. The exercise price may be paid (i) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

  Voting of Warrant Shares

        Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the warrant. This restriction does not apply to any other person who acquires any portion of the warrant, or the shares of common stock underlying the warrant, from Treasury.

  Adjustments

        The exercise price of the warrant and the number of shares underlying the warrant automatically adjust upon the following events:

  •
  any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

  •
  until the earlier of (i) the date on which Treasury no longer holds any portion of the warrant and (ii) December 19, 2011, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or certain other broadly marketed offerings;

  •
  a pro rata repurchase by us of our common stock; or

  •
  a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

        In the event of any merger, consolidation, or other business combination to which we are a party, the warrant holder's right to receive shares of our common stock upon exercise of the warrant will be converted into the right to exercise the warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

  No Rights as Shareholders

        The warrant does not entitle its holder to any of the rights of our shareholders prior to the date of exercise of the warrant.

Anti-Takeover Provisions in Our Organizational Documents

        Our charter and bylaws contain provisions that may make it more difficult for a potential acquirer to acquire us by means of a transaction that is not negotiated with our board of directors. These provisions could delay or prevent entirely a merger or acquisition that our shareholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price.

  "Blank Check" Preferred Stock

        Our charter provides that our board of directors may issue "blank check" preferred stock without shareholder approval. Some of the rights and preferences of these shares of preferred stock would be superior to the rights and preferences of shares of our common stock. Accordingly, the issuance of new shares of preferred stock may adversely affect the rights of the holders of shares of our common stock.

  Classified Board

        Our charter and bylaws provide that our board of directors will be divided into three classes. These classes are designated classes I, II and III, with each class to be as nearly equal in number as possible. Each class of directors is elected at a different annual meeting of shareholders. This provides for a "staggered" board, as only one-third of the directors will be elected at each annual meeting. Directors serve for three-year terms.

        The classified or staggered board makes it more difficult for any shareholders, including those holding a majority of the shares, to force an immediate change in the composition of a majority of the board of directors. Because the terms of only approximately one-third of the incumbent directors expire each year, it would require at least two annual elections for the shareholders to change the majority. At least two annual elections would be needed to change the majority of directors even if the only reasons for changing the majority of the directors were the shareholders' dissatisfaction with the performance of the majority of the board. Although the provision for staggered terms may make it more difficult to acquire operating control of our corporation, directors who oppose or who are discouraged by new controlling shareholders might resign, thereby allowing any new directors elected at any annual meeting after the new controlling shareholders take control to fill vacancies created by these resignations.

        Although we have not encountered difficulties in the past resulting from lack of continuity of management, the staggered election of directors tends to promote this continuity because only about one-third of the board of directors is subject to election each year. Staggered terms therefore guarantee that approximately two-thirds of the directors or more at any one time have had at least one year of experience as our directors. Staggered terms for members of the board of directors also moderate the pace of change in the board of directors by extending the time required to elect a majority of directors from one year to two years. It would be impossible, assuming no resignations or removals of directors for cause, for our shareholders to change a majority of our directors at any annual meeting should they consider such a change desirable, unless they controlled the sufficient shareholder and director votes to amend our charter and bylaws. These results may have an anti-takeover effect.

  Approval of Certain Transactions

        Our charter provides that any merger, consolidation, share exchange or similar transaction involving the Company will require a two-thirds vote of shareholders. In addition, any amendment of our charter to remove this provision would also require a two-thirds vote.

  Charter Amendments

        Our charter also provides that certain amendments to our charter will require approval of the holders of at least two-thirds of the outstanding shares of our common stock. This restriction applies to amendments regarding the following provisions of the charter:

  •
  director nominations must be provided at least 120 days prior to a meeting at which directors are to be elected;

  •
  classification of the board, as discussed above;

  •
  any director may be removed for "cause" by a majority of the board;

  •
  board vacancies may be filled by an 80% vote of the board until the next annual meeting of shareholders; and

  •
  enumerated powers of the board.

Anti-Takeover Provisions in the TBCA

        In addition to certain of the provisions in our charter discussed above, the State of Tennessee has adopted statutes that can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares of our common stock.

  Business Combination Act

        The Tennessee Business Combination Act, or the BCA, provides that a party owning 10% or more of the stock in a "resident domestic corporation," an "interested shareholder," cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10% or more of the resident domestic corporation, and (ii) either (a) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (b) satisfies certain fairness conditions specified in the BCA.

        A business combination with an entity can proceed without delay when approved by the resident domestic corporation's board of directors before the other entity becomes an interested shareholder. Further, the BCA does not apply when the resident corporation enacts a charter amendment or bylaw removing itself entirely from this provision of the BCA. Such a charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing ourselves from coverage under the BCA.

        The BCA further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the BCA's coverage as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers or the communities in which their corporation operates and these factors are permitted to be considered by the board of directors under the charter.

  Greenmail Act

        The Tennessee Greenmail Act, or the TGA, applies to any corporation chartered under the laws of the State of Tennessee that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Because our common stock is traded on the NASDAQ Global Market, we are subject to the TGA. The TGA provides that it is unlawful for any corporation or a subsidiary of a corporation to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3% of the class of the securities to be purchased if the person has held the shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued or the corporation makes an offer, of at least equal value per share, to all holders of shares of the class.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership, and disposition of common stock by a non-U.S. holder (as defined below) that holds our common stock as a capital asset (generally, as an investment). This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, effective Treasury regulations promulgated thereunder and judicial decisions, published positions of the U.S. Internal Revenue Service and other applicable authorities. Those authorities are subject to change, possibly with retroactive effect, and such changes may result in U.S. federal income tax consequences different from those discussed below. The foregoing are subject to differing interpretations that could affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, "controlled foreign corporations" and "passive foreign investment companies." Furthermore, this discussion does not address any U.S. federal estate or gift tax laws or any state, local or foreign tax laws.

        The following discussion of U.S. federal tax consequences is for informational purposes only and does not constitute tax advice. Accordingly, you should consult with your independent tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock in light of your particular circumstances.

        For purposes of this summary, you are a "non-U.S. holder" if you are a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not:

  •
  an individual who is a citizen of the United States;

  •
  an individual who is a resident of the United States, which refers generally to a non-U.S. individual who (1) is a lawful permanent resident of the United States, (2) is present in the United States for or in excess of certain periods of time, or (3) makes a valid election to be treated as a U.S. person;

  •
  a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, provided that, (1) a court within the United States is able to exercise primary supervision over its administration and one or more "United States persons" (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has made an election under the applicable Treasury regulations to be treated as a U.S. person.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns shares of our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Distributions on Shares of Our Common Stock

        In the event that we make cash distributions on shares of our common stock, generally they will constitute dividends for U.S. federal income tax purposes to the extent they are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any amount paid in excess of such earnings and profits generally will be treated as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in the shares of our common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on shares held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a non-U.S. holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

        If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. Internal Revenue Service.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and you have not claimed the dividends are not subject to U.S. federal income tax as income that is not attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, and the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. "Effectively connected" dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations on a net income basis. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of Shares of Our Common Stock

        A non-U.S. holder will recognize gain or loss on the sale, exchange, redemption or other taxable disposition of shares of our common stock. Nevertheless, subject to the discussion below concerning backup withholding, gain realized by a non-U.S. holder will not be subject to U.S. federal income tax unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis;

  •
  you are an individual, you hold our common stock as a capital asset, and you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes.

        "Effectively connected" gains are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations on a net income tax basis. If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        An individual non-U.S. holder described in the second bullet point above will only be subject to U.S. federal income tax on the gain from the sale of our common stock to the extent such gain is deemed to be attributable to a non-U.S. holder's business activities in the United States, which will generally only be the case where (i) the individual's tax home is in the United States or (ii) the individual maintains an office or other fixed place of business in the United States and the sale is attributable to such office or other fixed place of business. An individual's tax home is generally considered to be located at the individual's regular or principal (if more than one regular) place of business. If the individual has no regular or principal place of business because of the nature of the business, or because the individual is not engaged in carrying on any trade or business, then the individual's tax home is his regular place of abode. If an individual is a non-U.S. holder as described in the second bullet point above, and the gain derived from the sale of our common stock is deemed to be from U.S. sources (as discussed above), then the non-U.S. holder may be subject to a flat 30% tax on such gain, which gain may be offset by U.S.-source capital losses.

        Management believes that we are not, and management does not anticipate that we will become, a "United States real property holding corporation" for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

        Except as described below, a non-U.S. holder generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a U.S. office of a broker, as long as the payor or broker does not have actual knowledge or reason to know that such holder is a U.S. person and such holder has furnished to the payor or broker:

  •
  a valid Internal Revenue Service Form W-8BEN upon which such holder certifies, under penalties of perjury, that it is (or, in the case of a non-U.S. holder that is an estate or a trust, Form W-8IMY (if applicable), together with any other relevant documents, certifying that the non-U.S. holder and each beneficiary of the estate or trust is) a non-U.S. person; or

  •
  other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury regulations.

        We must, however, report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        Payment of the proceeds from the sale or other disposition of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding.

A sale of our common stock that is effected at a foreign office of a broker, however, will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by such holder in the United States;

  •
  the payment of proceeds or the confirmation of the sale is mailed to such holder at a U.S. address; or

  •
  the sale has some other specified connection with the United States as provided in Treasury regulations,

unless the broker does not have actual knowledge or reason to know that such holder is a U.S. person and the documentation requirements described above are met or such holder otherwise establishes an exemption.

        In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a U.S. person;

  •
  a "controlled foreign corporation" for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

  •
  a foreign partnership, if at any time during its tax year (a) one or more of its partners are "U.S. persons," as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that such holder is a U.S. person and the documentation requirements described above are met or such holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that such holder is a U.S. person.

        Non-U.S. holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder's income tax liability by timely filing a refund claim with the Internal Revenue Service.

New Legislation Relating to Foreign Accounts

        Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and proceeds from the sale or other disposition of our common stock to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective holders are urged to consult their tax advisors regarding this legislation.

UNDERWRITING

        We are offering shares of our common stock described in this prospectus in an underwritten offering in which Macquarie Capital is acting as representative of the underwriters named below. We have entered into an underwriting agreement with Macquarie Capital, acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions stated in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of common stock set forth opposite its name below:

Name	Number of Shares
Macquarie Capital (USA) Inc.

Total

        The underwriting agreement provides that the obligation of the underwriters to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us are true and agreements have been performed;

  •
  there is no material adverse change in our business; and

  •
  we deliver customary closing documents.

        Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for shares of our common stock covered by the underwriters' over-allotment option described below, unless and until such option is exercised.

        Our common stock is listed on the NASDAQ Global Market under the symbol "TNCC."

Directed Share Program

        At our request, the underwriters have reserved up to                                    shares of our common stock for sale, at the public offering price, to our directors, officers, employees and related persons. Any shares of common stock purchased under this directed share program will be subject to a 90-day lock-up period. The number of shares of our common stock available for sale to the public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the public on the same basis as the other shares of common stock offered by this prospectus.

Over-Allotment Option

        We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of                                    additional shares of common stock offered to the public at the public offering price, less the underwriting discounts and commissions set forth below "Discounts and Commissions" and on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Discounts and Commissions

        The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a

concession not to exceed $            per share. After the initial offering of the common stock, the offering price and concession to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

        The table below shows per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option:

Total
	Per Share	Without Over-Allotment Option	With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us
Proceeds to us, before expenses

        In addition to the underwriting discounts and commissions, we will reimburse the underwriters for certain fees and legal expenses incurred in connection with this offering. We estimate that our total expenses for this offering, exclusive of underwriting discounts and commissions, will be approximately $            , and are payable by us.

Indemnity

        We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

No Sales of Similar Securities

        Subject to specified exceptions, some of which are described in more detail below, each of our directors and executive officers has agreed for a period of 90 days after the date of this prospectus not to (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held by such person, over which such person has or exercises sole or shared voting power or dispositive power, without the prior written consent of the underwriters or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held by such person, or to otherwise participate as a selling securityholder in any manner in any registration by us under the Securities Act. Each such person has further agreed that he will not, and will use his best efforts not to, permit the offer, sale, transfer or other disposition of any other of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any of our securities, that may be deemed to be beneficially owned by such person. In addition, any of our employees who purchase 1,000 or more shares in this offering will be subject to the foregoing restrictions for a period of 60 days after the date of this prospectus, but only with respect to such purchased shares. The foregoing restrictions shall not apply to:

  •
  the sale of shares to the underwriters;

  •
  bona fide gifts, provided that the donee agrees to be bound by the foregoing restrictions;

  •
  transfers to any trust for the benefit of such person or such person's immediate family, as long as any such transfer does not involve a disposition for value and provided that the trustee of the trust agrees to be bound by the foregoing restrictions;

  •
  the issuance of shares of our common stock upon (i) the exercise of an option outstanding on the date of this prospectus of which the underwriters have been advised in writing or (ii) the vesting or conversion of a security outstanding on the date of this prospectus; and

  •
  the sale of shares in connection with the cashless exercise of options outstanding on the date of this prospectus and the sale or forfeiture of shares to pay any withholding taxes in connection with such exercise.

        In addition, we have agreed that for 90 days after the date of this prospectus, we will not directly or indirectly, without the prior written consent of the underwriters, (i) offer for sale, sell, pledge or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock (other than the common stock issued pursuant to stock option plans existing on the date hereof, or pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options, stock appreciation rights or restricted shares pursuant to equity-based incentive plans existing on the date hereof), (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, (iii) file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities or (iv) publicly disclose the intention to do any of the foregoing.

        The 90-day (or, in the case of employees who purchase 1,000 or more shares, 60-day) lock-up periods described in the preceding paragraphs will automatically be extended if (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, then the lock-up periods shall automatically be extended and the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the underwriters waive, in writing, such extension. The underwriters may release any of the securities subject to these lock-up agreements at any time without notice.

Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

  •
  Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified minimum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involves sales of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and if commenced, may be discontinued by the underwriters at any time.

Passive Market Making

        In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

        Certain of the underwriters and their affiliates have performed and may continue to perform investment banking and financial advisory services for us in the ordinary course of its business, and may have received, and may continue to receive, compensation for such services.

        Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

  •
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

  United Kingdom

        Each Underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Waller Lansden Dortch & Davis, LLP. The validity of the shares of common stock offered by this prospectus will be passed upon for the underwriters by Jones Day.

EXPERTS

        The consolidated financial statements of Tennessee Commerce Bancorp, Inc. as of December 31, 2009 and for each of the years in the three-year period ended December 31, 2009 have been audited by Kraft CPAs PLLC, an independent registered public accounting firm, as stated in such firm's report, and as incorporated by reference herein and in the registration statement in reliance upon the authority of such firm as experts in accounting and auditing.

                Shares

Common Stock

Prospectus

Macquarie Capital

                        , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

SEC registration fee	$3,565
FINRA filing fee	*
NASDAQ Global Market listing fee	*
Printing expenses	*
Legal fees and expenses	*
Blue sky filing fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

TOTAL	$3,565

*
To be filed by amendment or incorporated by reference when required in connection with the offering of securities.

Item 14.    Indemnification of Directors and Officers.

Charter and Bylaws

        Our charter, as amended, provides that to the fullest extent permitted by the law of the State of Tennessee, none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty. We will also indemnify any director, officer, employee, agent or any other person who is serving at our request in any such capacity with another corporation, partnership, joint venture, trust, or other enterprises to the fullest extent permitted by the law of the State of Tennessee, and any such indemnification may continue as to any person who has ceased to be a director, officer, employee, or agent and may inure to the benefit of the heirs, executors, and administrators of such a person.

        If the Tennessee Business Corporation Act, or TBCA, is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of our directors shall be eliminated or limited to the fullest extent permitted by the TBCA, as so amended.

        Our bylaws, as amended, provide that we will indemnify to the fullest extent permitted by the law any and all persons who may serve or who have served at any time as directors or officers, or who at the request of our board of directors may serve or at any time have served as directors or officers of another corporation in which we at such time owned or may own shares of stock or of which we were or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been our directors or officers or a director or officer of such other corporation, except in relation to such matters to which any such director or officer or former director or officer or person shall be adjudged in any action, suit, or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders, or otherwise.

Tennessee Business Corporation Act

        In addition to the foregoing provisions of our charter and bylaws, our officers and directors may be indemnified by us pursuant to Sections 48-18-501 through 48-18-509 of the TBCA.

        The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation's best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation's charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.

Insurance

        We maintain and pay premiums on an insurance policy on behalf of our officers and directors against liability asserted against or incurred by such persons in or arising from their capacity as such.

Item 15.    Recent Sales of Unregistered Securities.

        On December 19, 2008, we entered into a purchase agreement with the United States Department of the Treasury, pursuant to which we agreed to issue and sell (i) 30,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.50 per share and (ii) a warrant to purchase 461,538 shares of our common stock, par value $0.50 per share, for an aggregate purchase price of $30 million in cash. These securities were sold in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, in reliance on Section (4)(2) of the Securities Act. The purchaser in such transaction was an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

        During 2008, an employee of Tennessee Commerce Bank exercised options to purchase 7,500 shares of our common stock at an exercise price of $5.00 per share for an aggregate price of $37,500. At various times during 2007, employees of Tennessee Commerce Bank exercised options to purchase 272,522 shares of our common stock in 38 different transactions, at exercise prices ranging from $5.00 to $16.00 per share for an aggregate price of $2.1 million. We issued all of these shares of our common stock in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) thereunder and Rule 701 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement**
3.1	Charter of Tennessee Commerce Bancorp, Inc., as amended(1)
3.2	Bylaws of Tennessee Commerce Bancorp, Inc.(2)
3.3	Amendment to Bylaws of Tennessee Commerce Bancorp, Inc.(3)
4.1	Form of Common Stock Certificate(4)
4.2	Form of Certificate for the Series A Preferred Stock(5)
4.3	Indenture, dated as of June 20, 2008, between Tennessee Commerce Bancorp, Inc. and Wilmington Trust Company, as trustee(6)
4.4
Amended and Restated Declaration of Trust, dated as of June 20, 2008, among Tennessee Commerce Bancorp, Inc., as sponsor, Wilmington Trust Company, as institutional and Delaware trustee, and Arthur F. Helf, H. Lamar Cox and Michael R. Sapp, as administrators(7)
4.5	Guarantee Agreement, dated as of June 20, 2008, between Tennessee Commerce Bancorp, Inc. and Wilmington Trust Company(6)
4.6	Warrant for Purchase of Shares of Common Stock, dated December 19, 2008(5)
5.1	Opinion of Waller Lansden Dortch & Davis, LLP**
10.1	Tennessee Commerce Bancorp, Inc. Stock Option Plan—Employees(2)
10.2	Form of Tennessee Commerce Bancorp, Inc. 1999 Stock Option—Directors(2)
10.3	Form of Tennessee Commerce Bancorp, Inc.—1999 Stock Option—Incorporators(2)
10.4	Form of Tennessee Commerce Bancorp, Inc.—2003 Stock Option—Directors(2)
10.5	Tennessee Commerce Bancorp, Inc.—1999 Stock Option Agreement with Arthur F. Helf(2)
10.6	Tennessee Commerce Bancorp, Inc.—1999 Stock Option Agreement with Michael R. Sapp(2)
10.7	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with H. Lamar Cox(2)
10.8	Amended and Restated Employment Agreement, dated as of May 19, 2009, by and among Michael R. Sapp, Tennessee Commerce Bancorp, Inc. and Tennessee Commerce Bank(8)
10.9	Amended and Restated Employment Agreement, dated as of May 19, 2009, by and among H. Lamar Cox, Tennessee Commerce Bancorp, Inc. and Tennessee Commerce Bank(8)
10.10	Form of Split Dollar Agreement dated as of May 19, 2009, by and among Tennessee Commerce Bancorp, Inc., Tennessee Commerce Bank and each of Arthur F. Helf, Michael R. Sapp and H. Lamar Cox(8)
10.11	Form of Salary Continuation Plan, dated as of May 19, 2009, by and among Tennessee Commerce Bancorp, Inc., Tennessee Commerce Bank and each of Michael R. Sapp and H. Lamar Cox(8)

Exhibit Number	Description of Exhibit
10.12	Form of Consulting and Non-Competition Agreement, dated as of May 19, 2009, by and among Tennessee Commerce Bancorp, Inc., Tennessee Commerce Bank and each of Arthur F. Helf and H. Lamar Cox(8)
10.13	Tennessee Commerce Bancorp, Inc. 2007 Equity Plan(9)
10.14	Offer of Employment, dated as of August 5, 2008, between Tennessee Commerce Bancorp, Inc. and Frank Perez(10)
10.15	Letter Agreement dated as of December 19, 2008, between the United States Department of the Treasury and Tennessee Commerce Bancorp, Inc.(5)
21.1	Subsidiaries(11)
23.1	Consent of KraftCPAs PLLC*
23.2	Consent of Waller Lansden Dortch & Davis, LLP (included in opinion filed as Exhibit 5.1)**
24.1	Power of Attorney (included on signature page of this registration statement)*

*
Filed herewith.

**
To be filed by amendment.

(1)
Filed as an exhibit to our Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2009, and incorporated herein by reference.

(2)
Filed as an exhibit to our Registration Statement on Form 10, as filed with the Securities and Exchange Commission on April 29, 2005, and incorporated herein by reference.

(3)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 5, 2008, and incorporated herein by reference.

(4)
Filed as an exhibit to our Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on December 31, 2007 (Registration No. 333-148415), and incorporated herein by reference.

(5)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2008, and incorporated herein by reference.

(6)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 23, 2008, and incorporated herein by reference.

(7)
Filed as an exhibit to our Current Report on Form 8-K/A, as filed with the Securities and Exchange Commission on June 30, 2008, and incorporated herein by reference.

(8)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 26, 2009, and incorporated herein by reference.

(9)
Filed as an exhibit to our Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2007, and incorporated herein by reference.

(10)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 5, 2008, and incorporated herein by reference.

(11)
Filed as an exhibit to our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 9, 2010, and incorporated herein by reference.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes as follows:

        (a)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Franklin, State of Tennessee, on May 27, 2010.

TENNESSEE COMMERCE BANCORP, INC.
By:	/s/ FRANK PEREZ Frank Perez Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Michael R. Sapp and Frank Perez his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully and to all intents and purposes as each might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL R. SAPP Michael R. Sapp	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	May 27, 2010
/s/ H. LAMAR COX H. Lamar Cox	Chief Operating Officer and Director	May 27, 2010
/s/ FRANK PEREZ Frank Perez	Chief Financial Officer (Principal Financial and Accounting Officer)	May 27, 2010
/s/ PAUL W. DIERKSEN Paul W. Dierksen	Director	May 27, 2010

Signature	Title	Date

Dennis L. Grimaud	Director	May , 2010
/s/ ARTHUR F. HELF Arthur F. Helf	Director	May 27, 2010
/s/ WILLIAM W. MCINNES William W. McInnes	Director	May 27, 2010
/s/ THOMAS R. MILLER Thomas R. Miller	Director	May 27, 2010
/s/ DARREL REIFSCHNEIDER Darrel Reifschneider	Director	May 27, 2010
Dr. Paul A. Thomas	Director	May , 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement**
3.1	Charter of Tennessee Commerce Bancorp, Inc., as amended(1)
3.2	Bylaws of Tennessee Commerce Bancorp, Inc.(2)
3.3	Amendment to Bylaws of Tennessee Commerce Bancorp, Inc.(3)
4.1	Form of Common Stock Certificate(4)
4.2	Form of Certificate for the Series A Preferred Stock(5)
4.3	Indenture, dated as of June 20, 2008, between Tennessee Commerce Bancorp, Inc. and Wilmington Trust Company, as trustee(6)
4.4
Amended and Restated Declaration of Trust, dated as of June 20, 2008, among Tennessee Commerce Bancorp, Inc., as sponsor, Wilmington Trust Company, as institutional and Delaware trustee, and Arthur F. Helf, H. Lamar Cox and Michael R. Sapp, as administrators(7)
4.5	Guarantee Agreement, dated as of June 20, 2008, between Tennessee Commerce Bancorp, Inc. and Wilmington Trust Company(6)
4.6	Warrant for Purchase of Shares of Common Stock, dated December 19, 2008(5)
5.1	Opinion of Waller Lansden Dortch & Davis, LLP**
10.1	Tennessee Commerce Bancorp, Inc. Stock Option Plan—Employees(2)
10.2	Form of Tennessee Commerce Bancorp, Inc. 1999 Stock Option—Directors(2)
10.3	Form of Tennessee Commerce Bancorp, Inc.—1999 Stock Option—Incorporators(2)
10.4	Form of Tennessee Commerce Bancorp, Inc.—2003 Stock Option—Directors(2)
10.5	Tennessee Commerce Bancorp, Inc.—1999 Stock Option Agreement with Arthur F. Helf(2)
10.6	Tennessee Commerce Bancorp, Inc.—1999 Stock Option Agreement with Michael R. Sapp(2)
10.7	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with H. Lamar Cox(2)
10.8	Amended and Restated Employment Agreement, dated as of May 19, 2009, by and among Michael R. Sapp, Tennessee Commerce Bancorp, Inc. and Tennessee Commerce Bank(8)
10.9	Amended and Restated Employment Agreement, dated as of May 19, 2009, by and among H. Lamar Cox, Tennessee Commerce Bancorp, Inc. and Tennessee Commerce Bank(8)
10.10	Form of Split Dollar Agreement dated as of May 19, 2009, by and among Tennessee Commerce Bancorp, Inc., Tennessee Commerce Bank and each of Arthur F. Helf, Michael R. Sapp and H. Lamar Cox(8)
10.11	Form of Salary Continuation Plan, dated as of May 19, 2009, by and among Tennessee Commerce Bancorp, Inc., Tennessee Commerce Bank and each of Michael R. Sapp and H. Lamar Cox(8)
10.12	Form of Consulting and Non-Competition Agreement, dated as of May 19, 2009, by and among Tennessee Commerce Bancorp, Inc., Tennessee Commerce Bank and each of Arthur F. Helf and H. Lamar Cox(8)

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Exhibit Number	Description of Exhibit
10.13	Tennessee Commerce Bancorp, Inc. 2007 Equity Plan(9)
10.14	Offer of Employment, dated as of August 5, 2008, between Tennessee Commerce Bancorp, Inc. and Frank Perez(10)
10.15	Letter Agreement dated as of December 19, 2008, between the United States Department of the Treasury and Tennessee Commerce Bancorp, Inc.(5)
21.1	Subsidiaries(11)
23.1	Consent of KraftCPAs PLLC*
23.2	Consent of Waller Lansden Dortch & Davis, LLP (included in opinion filed as Exhibit 5.1)**
24.1	Power of Attorney (included on signature page of this registration statement)*

*
Filed herewith.

**
To be filed by amendment.

(1)
Filed as an exhibit to our Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2009, and incorporated herein by reference.

(2)
Filed as an exhibit to our Registration Statement on Form 10, as filed with the Securities and Exchange Commission on April 29, 2005, and incorporated herein by reference.

(3)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 5, 2008, and incorporated herein by reference.

(4)
Filed as an exhibit to our Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on December 31, 2007 (Registration No. 333-148415), and incorporated herein by reference.

(5)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2008, and incorporated herein by reference.

(6)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 23, 2008, and incorporated herein by reference.

(7)
Filed as an exhibit to our Current Report on Form 8-K/A, as filed with the Securities and Exchange Commission on June 30, 2008, and incorporated herein by reference.

(8)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 26, 2009, and incorporated herein by reference.

(9)
Filed as an exhibit to our Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2007, and incorporated herein by reference.

(10)
Filed as an exhibit to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 5, 2008, and incorporated herein by reference.

(11)
Filed as an exhibit to our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 9, 2010, and incorporated herein by reference.

2